(logo) Fidelity Investments®|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	August 1, 2008

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christian Sandoe

RE:	Fidelity Central Investment Portfolios II LLC (the Company):

Fidelity 1-3 Year Duration Securitized Bond Central Fund
Fidelity Commercial Mortgage-Backed Securities Central Fund (formerly known as Fidelity 2-5 Year Duration Securitized Bond Central Fund)
Fidelity Corporate Bond 1-5 Year Central Fund
Fidelity Corporate Bond 1-10 Year Central Fund
Fidelity Mortgage Backed Securities Central Fund (the funds)

File No. 811-22083
Amendment No. 5

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, and Regulation S-T, transmitted herewith on behalf of the Company is an amendment to the Company's Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, is maintained at the offices of the Company. This filing also includes conformed copies of the manually signed consent of the Company's independent registered public accounting firm, the original of which is maintained at the offices of the Company.

This filing includes the following items: cover letter, facing page, Part A, Part B, and Part C for Fidelity 1-3 Year Duration Securitized Bond Central Fund, Fidelity Commercial Mortgage-Backed Securities Central Fund (formerly known as Fidelity 2-5 Year Duration Securitized Bond Central Fund), Fidelity Corporate Bond 1-5 Year Central Fund, Fidelity Corporate Bond 1-10 Year Central Fund, and Fidelity Mortgage Backed Securities Central Fund. The funds' Part A and Part B, as filed, have been tagged to indicate modifications made since the filing of Amendment No.4. The principal purpose of this filing is to indicate Fidelity 2-5 Year Duration Securitized Bond Central Fund's name change to Fidelity Commercial Mortgage-Backed Securities Central Fund. The filing also implements an investment policy change and a benchmark change for Fidelity Commercial Mortgage-Backed Securities Central Fund.

Please contact Jamie Plourde at (617) 563-1375 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Catherine Conlin
Catherine Conlin
Legal Product Group